Exhibit 99.1

Ad hoc Release

Ad-hoc-release according to Art. 17 MAR

Biofrontera AG announces subscription price for 1.00 % qualified subordinated mandatory convertible bond 2020/2021

Leverkusen, August 10, 2020 – The Executive Board of Biofrontera AG (shares of Biofrontera AG ISIN: DE0006046113) has decided on 27 July 2020, with the approval of the Supervisory Board, to issue a 1.00 % qualified subordinated mandatory convertible bond 2020/2021 (ISIN: DE000A3E4548 / WKN: A3E454). It is divided into up to 2,638,150 qualified subordinated mandatory convertible bearer bonds (“Bonds”) with a nominal value of EUR 3.00 each and a total nominal value of up to EUR 7,914,450. The shareholders or holders of subscription rights were invited by an announcement in the Federal Gazette (Bundesanzeiger) of 29 July 2020 to exercise their subscription rights to the Bonds during normal business hours in the period from 30 July 2020 up to 13 August 2020 (included) to avoid exclusion. It was also provided that the subscription price would be published in the Federal Gazette (Bundesanzeiger) and via an electronic information medium no later than three days before the end of the subscription period.

The subscription price for each of the Bonds was set at

100 % of their nominal value of EUR 3,00.

Thus, the cash payment for each bond subscribed is EUR 3.00.

The Management Board

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

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